                   Form U-13-60
     Mutual and Subsidiary Service Companies*
             Revised February 7, 1980




                   ANNUAL REPORT

                  FOR THE PERIOD

 Beginning January 1, 1996 and Ending December 31,
                       1996

                      TO THE

           U.S. SECURITIES AND EXCHANGE
                    COMMISSION

                        OF

                 AYP Capital, Inc.

             A Nonutility Subsidiary*





     Date of Incorporation:  August 18, 1994.
  If not incorporated, Date of Organization:  not
                    applicable.

 State or Sovereign Power under which Incorporated
             or Organized:  Delaware.

    Location of Principal Executive Offices of
                Reporting Company:
      10435 Downsville Pike, Hagerstown, MD.

    Name, title, and address of officer to whom correspondence concerning this report should be addressed:
            Thomas J. Kloc, Controller
                 AYP Capital, Inc.
               10435 Downsville Pike
            Hagerstown, MD  21740-1766.

      Name of Principal Holding Company Whose
  Subsidiaries are served* by Reporting Company:
           Allegheny Power System, Inc.





SEC 1926 (6-82)
*Note that this report is being used for a nonutility subsidiary of such Holding Company.

       INSTRUCTIONS FOR USE OF FORM U-13-60



     1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

     2.  Number of copies.  Each annual report
shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     3.  Period covered by report.  The first
report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report format.  Reports shall be
submitted on the forms prepared by the Commission.
If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money amounts displayed.  All money
amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

     6.  Deficits displayed.  Deficits and other
like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation
S-X, '210.3-01(c)).

     7.  Major amendments or corrections.  Any
company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

     8.  Definitions.  Definitions contained in
Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary
Service Companies, Public Utility Holding Company
Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

     10.  Methods of Allocation.  The service
company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
Commission pursuant to the Public Utility Holding
Company Act of 1935.

     11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


Description of                                   Schedule or            Page
Schedules and Accounts:                          Account No.:           No.:



COMPARATIVE BALANCE SHEET                         Schedule I             4-5

  Property                                        Schedule II            6-7
  Accumulated Provision for Depreciation
     and Amortization of Property                 Schedule III             8
  Investments                                     Schedule IV              9
  Accounts Receivable from Associate
     Companies                                    Schedule V              10
  Fuel Stock Expenses Undistributed               Schedule VI             11
  Stores Expenses Undistributed                   Schedule VII            12
  Miscellaneous Current and Accrued Assets        Schedule VIII           13
  Miscellaneous Deferred Debits                   Schedule IX             14
  Research, Development, or Demonstration
     Expenditures                                 Schedule X              15
  Proprietary Capital                             Schedule XI             16
  Long-term Debt                                  Schedule XII            17
  Current and Accrued Liabilities                 Schedule XIII           18
  Notes to Financial Statements                   Schedule XIV            19



COMPARATIVE INCOME STATEMENT                      Schedule XV             20

  Analysis of Billing, Associate Companies        Account 457             21
  Analysis of Billing, Nonassociate
     Companies                                    Account 458             22
  Analysis of Charges for Service,
     Associate and Nonassociate Companies         Schedule XVI            23
  Schedule of Expense by Department or
     Service   Function                           Schedule XVII        24-25
  Departmental Analysis of Salaries               Account 920             26
  Outside Services Employed                       Account 923             27
  Employee Pensions and Benefits                  Account 926             28
  General Advertising Expenses                    Account 930.1           29
  Miscellaneous General Expenses                  Account 930.2           30
  Rents                                           Account 931             31
  Taxes Other Than Income Taxes                   Account 408             32
  Donations                                       Account 426.1           33
  Other Deductions                                Account 426.5           34
  Notes to Statement of Income                    Schedule XVIII          35

   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Description of                                         Page
Reports or Statements:                                 No.:








Organizational Chart                                     36


Methods of Allocation                                    37


Annual Statement of Compensation for Use of
Capital Billed                                           38

                                                                          4
                       Annual Report of AYP Capital, Inc.
             AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                   SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.


Account Assets and Other Debits                  Current       Prior

        Property
101       Utility property  (Schedule II)      171,692,729           0
107       Construction work in progress          6,299,987           0
            (Schedule II)
121       Non Utility Property (Schedule II)       568,948      17,232
            Total Property                     178,561,664      17,232
108       Less Accumulated provision for
            depreciation and amortization of
            utility property  (Schedule III)             0           0
122       Less Accumulated provision for
            depreciation and amortization of
            non-utility property (Schedule III)     15,293       1,436
          Net Property                         178,546,371      15,796

        Investments
123       Investments in associate companies
            (Schedule IV)                        2,790,505   1,075,979
124       Other investments  (Schedule IV)               0           0
          Total Investments                      2,790,505   1,075,979

        Current and Accrued Assets
131       Cash                                   5,698,238      16,764
134       Special deposits                         131,000           0
135       Working funds                         (1,047,322)          0
136       Temporary cash investments
            (Schedule IV)                                0           0
141       Notes receivable                               0           0
142       Customer accounts receivable           2,082,672
143       Accounts receivable                    7,402,531       9,720
144       Accumulated provision for
            uncollectible accounts                       0           0
146       Accounts receivable from associate
            companies  (Schedule V)              5,302,414      52,240
151       Fuel stock                             2,795,292           0
152       Fuel stock expenses undistributed
            (Schedule VI)                                0           0
154       Material and supplies                  2,394,709           0
163       Stores expense undistributed
            (Schedule VII)                               0           0
165       Prepayments                            2,201,685           0
174       Miscellaneous current and accrued
            assets  (Schedule VIII)                      0           0
          Total Current and Accrued Assets      26,961,219      78,724

        Deferred Debits
181       Unamortized debt expense                       0           0
183       Preliminary Survey & Investigation
            Charges                                     28           0






184       Clearing accounts                              0           0
186       Miscellaneous deferred debits             17,392     275,573
            (Schedule IX)
188       Research, development, or demonstration
            expenditures  (Schedule X)                   0           0
190       Accumulated deferred income taxes              0           0
          Total Deferred Debits                     17,420     275,573

        Total Assets and Other Debits          208,315,515   1,446,072


                                                                          5
                        Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996

            SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET,  CONTINUED



   Account Liabilities and Proprietary Capital                 Current           Prior


           Proprietary Capital
   201       Common stock issued  (Schedule XI)                    1,000            1,000
   211       Miscellaneous paid-in capital  (Schedule XI)     31,283,676        1,837,303
   215       Appropriated retained earnings  (Schedule XI)             0                0
   216       Unappropriated retained earnings
               (Schedule XI)                                  (3,880,626)        (572,037)
             Total Proprietary Capital                        27,404,050        1,266,266

           Long-term Debt
   223       Advances from associate
               companies  (Schedule XII)                          12,500                0
   224       Other long-term debt  (Schedule XII)            160,000,000                0
   225       Unamortized premium on long-term debt                     0                0
   226       Unamortized discount on long-term
               debt  (debit)                                           0                0
             Total Long-term Debt                            160,012,500                0


           Current and Accrued Liabilities
   231       Notes payable                                                              0
   232       Accounts payable                                 12,550,727              204
   233       Notes payable to associate
               companies  (Schedule XIII)                              0                0
   234       Accounts payable to associate
               companies  (Schedule XIII)                      2,822,334          179,082
   236       Taxes accrued                                     1,129,583                0
   237       Interest accrued                                  1,838,133                0
   238       Dividends declared                                        0                0
   241       Tax collections payable                                   0              520
   242       Miscellaneous current and accrued
               liabilities  (Schedule XIII)                    1,024,826                0
             Total Current and Accrued Liabilities            19,365,603          179,806


           Deferred Credits
   253       Other deferred credits                              594,238                0
   255       Accumulated deferred investment tax credits               0                0
   282       Accumulated deferred income taxes                   939,124                0
             Total Deferred Debits                             1,533,362                0

           Total Liabilities and Proprietary Capital         208,315,515        1,446,072





                                                                           6
                       Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                           SCHEDULE  II  -  PROPERTY



                           Balance at                Retiremts  Other     Balance at
                           Beginning                   or       Changes     Close
Account Decription         of Year     Additions     Sales       (1)       of Year


        (c)
301     Organization                                                               0

303     Miscellaneous
        intangible plant                                                           0

304     Land and land
        rights                            517,732                            517,732

305     Structures and
        improvements                   15,095,816                         15,095,816

306     Leasehold
        improvements                      181,367                            181,367

307     Equipment   (2)               156,293,893                        156,293,893

308     Office furniture
        and equipment                     155,637                            155,637

309     Automobiles, other
        vehicles and
        related garage
        equipment           17,232                                            17,232

310     Aircraft and
        airport equipment                                                          0

311     Other property   (3)                                                       0

        Subtotal            17,232    172,244,445        0          0    172,261,677

107     Construction work
        in progress   (4)               6,299,987                          6,299,987

        Total               17,232    178,544,432        0          0    178,561,664



(1)     Provide an explanation of those changes considered material:

        Additions include property associated with the purchase of 50% interest in Fort Martin Unit #1; see Schedule XIV: Notes to Financial Statements on page 19.

                                                                           7
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                          SCHEDULE  II  -  CONTINUED


(2) Subaccounts are required for each class of equipment owned. The company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:



                                                                     Balance
                                                                     at Close
     Subaccount     Subaccount Description         Additions         of Year


       312     Boiler Plant Equipment              97,794,140       97,794,140
       314     Turbogenerator Units                42,769,260       42,769,260
       315     Accessory Electrical Equipment       8,342,505        8,342,505
       316     Miscellaneous Power Plant Equipment  3,073,993        3,073,993
     353.1     Station Equipment                    4,099,284        4,099,284
       121     Non Utiltity Equipment                 214,711          214,711





     Total                                        156,293,893      156,293,893




(3)  Describe other property:


     Not applicable.





(4)  Describe construction work in progress:

                                                                     Balance
                                                                     at Close
     Construction work in progress consists of:    Additions         of Year

       310     Land and Land Rights                    69,626           69,626
       311     Structures & Improvements               15,735           15,735
       312     Boiler Plant Equipment               6,197,504        6,197,504
       314     Turbogenerator Units                    34,530           34,530
       315     Accessory Electrical Equipment           1,508            1,508
       316     Miscellaneous Power Plant Equipment    (18,916)         (18,916)

            Total                                   6,299,987        6,299,987




                                                                           8
                       Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                SCHEDULE  III  -  ACCUMULATED  PROVISION  FOR
                DEPRECIATION  AND  AMORTIZATION  OF  PROPERTY





                           Balance at Additions               Other      Balance
                           Beginning     to                  Changes      Close
Account Decription         of Year    Acct  403 /Retiremts     (1)       of Year



301     Organization

303     Miscellaneous
        intangible plant

304     Land and land
        rights

305     Structures and
        improvements

306     Leasehold
        improvements             0      2,923                              2,923

307     Equipment                0      3,506                              3,506

308     Office furniture
        and equipment            0      3,981                              3,981

309     Automobiles, other
        vehicles and
        related garage
        equipment            1,436      3,447                              4,883

310     Aircraft and
        airport equipment

311     Other property

        Total                1,436     13,857          0            0     15,293


(1)     Provide an explanation of those changes considered material:

        Not applicable.


                                                                           9
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                        SCHEDULE  IV  -  INVESTMENTS


Instructions:    Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or
principal amount, etc.    Under Account 136,  "Temporary Cash Investments",
list each investment separately.




                                                                    Balance at       Balance at
                                                                    Beginning          Close
 Description                                                         of Year          of Year

Account 123-  Investment in Associate Companies

   EnviroTech Investment Fund I, LP, net                               304,002          913,714
        A 9.9% interest in a limited partnership to acquire
        securities of companies with a primary emphasis on
        investments in energy.

   Latin America Energy and Electricity Fund I, LP                     700,174        1,634,182
        A 9.9% interest in a limited partnership to invest in
        entities involved in new or existing electric power
        projects in Latin America and the Caribbean.

   APS Cogenex, LLC                                                     71,803          209,314
        A 50% joint venture with EUA Cogenex Corporation
        formed to engage in demand-side management business
        activities.

   FondElec General Partner, LP
        A 4.975% interest in a limited partnership organized for
        the purpose of acting as the general partner of the Latin
        America Energy and Electricity Fund I, LP                            0           33,295


Account 124-  Other Investments

   Not applicable.



Account 136-  Temporary Cash Investments

   Not applicable.



   Total                                                             1,075,979        2,790,505


                                                                          10
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


      SCHEDULE  V  -  ACCOUNTS  RECEIVABLE  FROM  ASSOCIATE  COMPANIES


Instructions:    Complete the following schedule listing accounts receivable
from each associate company.    Where the company has provided
accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.



                                                                     Balance at     Balance at
                                                                     Beginning        Close
 Description                                                          of Year        of Year

Account 146-  Accounts Receivable from Associate Companies

   APS Cogenex, LLC                                                     45,984         35,591
   Latin America Energy and Electricity Fund I, LP                       6,256              0
   APS Inc. - Funds given to APS, Inc. to invest
       on behalf of AYP Capital                                              0      5,264,823
   General Invoices between  AYP Subsidiaries                                0          2,000








   Total                                                                52,240      5,302,414



Analysis of Convenience or Accommodation Payments

   Not applicable.


                                                                          11
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


           SCHEDULE  VI  -  FUEL  STOCK  EXPENSES  UNDISTRIBUTED


Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.




 Description                              Labor     Expenses      Total

Account 152- Fuel Stock Expenses
   Undistributed

   Not applicable.







Account 151- Fuel Stock                            2,795,292    2,795,292




   Total                                      0    2,795,292    2,795,292




Summary:

   Fuel Stock  in Account 151 is purchased for and consumed by
   AYP Capital's share of the Ft. Martin Unit.    See Schedule XIV:
   Notes to the Financial Statements on page 19.

                                                                         12
                       Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


               SCHEDULE  VII  -  STORES  EXPENSE  UNDISTRIBUTED


Instructions:    Report the amount of labor and expenses associated with
respect to stores expense during the year and indicate amount attributable to each associate company.


 Description                            Labor    Expenses   Total

Account   163 - Stores Expense
   Undistributed

   Not applicable.





   Total                                      0         0         0


                                                                         13
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


     SCHEDULE  VIII  -  MISCELLANEOUS  CURRENT  AND  ACCRUED  ASSETS


Instructions:    Provide detail of items in this account.    Items
less than $10,000 may be grouped, showing the number of items in each group.


                                                 Balance at  Balance
                                                 Beginning    Close
 Description                                     of Year     of Year

Account 174-  Miscellaneous Current
   and Accrued Assets

   Not applicable.




   Total                                              0           0


                                                                          14
                       Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996

              SCHEDULE  IX  -  MISCELLANEOUS  DEFERRED  DEBITS


Instructions:    Provide detail of items in this account.    Items
less than $10,000 may be grouped by class showing the number of items in each class.

                                                 Balance at     Balance
                                                 Beginning       Close
 Description                                      of Year       of Year

Account 186-  Miscellaneous Deferred Debits

   Expenses associated with the purchase
        of Fort Martin Unit #1                     275,573       3,216

   Expenses associated with the operation                       10,778
        of Fort Martin Unit #1

   Other Miscellaneous Deferred Debits                           3,398





   Total                                           275,573      17,392


                                                                         15
                        Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


      SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


Instructions:    Provide a description of each material research,
development or demonstration project which incurred costs by the company during the year.



 Description                                                 Amount

Account 188-  Research, Development, or Demonstration
              Expenditures

   Not applicable.




   Total                                                          0


                                                                          16
                       Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                   SCHEDULE  XI  -  PROPRIETARY  CAPITAL



                                Number of    Par / Stated   Outstanding Shares
                                  Shares         Value      At Close of Period
Account Class of Stock          Authorized    Per Share     Number       Amount

201     Common Stock Issued       1,000          $10          100        $1,000





Instructions:    Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which give rise to the reported amounts.


Account Description                                                      Amount

211     Miscellaneous Paid-in Capital*                                 31,283,677
215     Appropriated Retained Earnings                                          0

        Total                                                          31,283,677

* AYP Capital is funded in the form of capital contributions from the holding company, Allegheny Power Systems, Inc.




Instructions:    Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of
the Uniform System of Accounts.    For dividends paid during the year in cash or
otherwise, provide rate percentage, amount of dividend, date declared and date paid.



                                Balance at       Net                   Balance at
                                Beginning       Income      Dividends    Close
Account Description              of Year        (Loss)       Paid       of Year

216     Unappropriated Retained
        Earnings                 (572,037)    (2,867,486)        0     (3,439,523)

        Total                           0     (2,867,486)        0     (3,439,523)


        Net Losses are a result of non-utility operations.

                                                                          17
                      Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                      SCHEDULE  XII  -  LONG-TERM  DEBT


Instructions:    Advances from associate companies should be reported separately
for advances on notes, and advances on open account.    Names of associate
companies from which advances were received shall be shown under the class and
series of obligation column.    For Account 224,  "Other Long-Term Debt",
provide the the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                  Terms,     Date                           Balance at                      Balance at
                  Class, &    of     Interest    Amount     Beginning               (1)       Close
Name of Creditor  Series    Maturity  Rate     Authorized   of Year   Additions   Deduction  of Year

223  Advances from associate
     companies:

     Working funds for the
     operation of Fort
     Martin Unit No. 1                                                    12,500                12,500



224  Other long-term debt:

        5-year debt provided by a
        syndicate of banks    2001   6.78 % * 160,000,000        0   160,000,000           160,000,000


     Total                                    160,000,000        0   160,012,500       0   160,012,500



   *   See Note C on Schedule XIV:  Notes to Financial Statements on page 19.


(1)  Give an explanation of deductions.:

        Not applicable.

                                                                         18
                        Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


             SCHEDULE  XIII  -  CURRENT  AND  ACCRUED  LIABILITIES


Instructions:    Provide balance of notes and accounts payable to each
associate company.  Give description and amount of miscellaneous
current and accrued liabilities.    Items less then  $10,000  may be
grouped, showing the number of items in each group.


                                                 Balance at   Balance at
                                                 Beginning      Close
 Description                                     of Year       of Year

Account 233-  Notes Payable to Associate Companies

     Not applicable.







     Total                                             0              0


Account 234-  Accounts Payable to Associate Companies

     Allegheny Power Service Corporation         179,082      2,809,775
     West Penn Power Company                           0          2,223
     Monongahela Power Company                         0          8,336
     AYP Affiliates                                    0          2,000




     Total                                       179,082      2,822,334


Account 242-  Miscellaneous Current and Accrued Liabilities

     Major Maintenance Accruals                        0        542,474
     Pension Accrual                                   0        298,396
     Payrolls Accrued  (Account 232)                   0        183,956





     Total                                             0      1,024,826


                                                                          19
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                                SCHEDULE  XIV
                      NOTES  TO  FINANCIAL  STATEMENTS


Instructions:    The space below is provided for important notes regarding the
financial statements or any account thereof.    Furnish particulars as to any
significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


A. All of AYP Capital, Inc.'s common stock is owned by Allegheny Power Systems, Inc. Allegheny Power is an electric utility holding company that derives substantially all of its income from the electric utility operations of its regulated subsidiaries (Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company.)

B. In 1996, AYP Capital, Inc. (the Company) formed a wholly owned subsidiary, AYP Energy, Inc. (AYP Energy) to operate as an exempt wholesale generator and power marketer in the wholesale electricity market. In October 1996, AYP Energy purchased Duquesne Light Company's 50% interest (276 MW) in Unit
   No. 1 of the Fort Martin Power Station for about $170 million. The remainder of the station is owned by affiliated companies. AYP Energy is marketing the output from its share of the station to wholesale customers, as well as engaging in other power marketing activities. AYP Energy incurs depreciation expense and other operating expenses related to Fort Martin.

C. AYP Energy financed its acquisition of the 50% interest of Fort Martin Power Station Unit No. 1 with a combination of $25 million of equity contribution from the Company's parent company, Allegheny Power Systems, Inc., and $160 million of medium-term notes under an arrangement provided by a syndicate of
   eight banks.   The debt is priced at a floating rate based on the 90-day
   London Interbank Offering Rate plus a spread. AYP Energy then entered into a $160 million forward swap to hedge against fluctuations in interest rates during the five-year period,. The swap converted the floating rate to an
   annual fixed rate of 6.78% for the five-year period.   Interest rate
   differentials to be paid or received are recorded as adjustments to interest expense. Throughout the five-year period, the floating rate may be above or below the fixed rate, but is only relevant in the event of termination prior to maturity. AYP Energy's obligation under the Credit Agreement is supported by Allegheny Power.

D. AYP Energy has entered into commitments for its construction programs, for which expenditures are estimated to be $1.4 million for 1997 and $4.1 million for 1998. Construction expenditure levels in 2000 and beyond will depend upon the strategy eventually selected for complying with Phase II of the Clean Air Act Amendments of 1990 and its resultant impact on the AYP Energy's 50% ownership of Fort Martin Unit No. 1.

E. In 1996, AYP Energy was formed as a subsidiary of AYP Capital to operate as a power marketer in the wholesale electricity market. In October 1996, AYP Energy finalized the purchase of a 50% interest (276 MW) in a power station unit, selling the output as an exempt wholesale generator in the wholesale market. Power marketing is essentially participation in a commodity market which creates certain exposures. AYP Energy expects to use exchange-traded and over-the-counter futures, options, and swap contracts both to hedge its exposure to changes in electric power prices and for trading purposes. The risks to which AYP Energy is exposed include underlying price volatility, credit risk, and variations in future cash flows, among others. AYP Energy is in the process of implementing risk management policies and procedures consistent with industry practices and Company goals.

F. The Company formed a second wholly owned subsidiary, Allegheny Communications Connect, Inc. (ACC) in 1996. ACC is an exempt telecommunications company under the Public Utility Holding Company Act of 1935 (PUHCA). ACC's purpose is to develop unregulated opportunities in the deregulated telecommunications market.

G. AYP Capital, Inc., owns all of the outstanding common stock of its
   subsidiaries, AYP Energy and ACC.   The consolidated financial statements
   shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

H. The Company has committed to invest up to an additional $7 million in two limited partnerships, Envirotech Investment Fund I, L.P., and the Latin American Energy and Electricity Fund I, L.P., formed to invest in and develop electric opportunities in Latin America.

I. Investments in the two limited partnerships, and the joint venture are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

J. Property, Plant, and Equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses.

                                                                         20
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


            SCHEDULE  XV  -  COMPARATIVE  STATEMENT  OF  INCOME
Give income statement of the Company for the current and prior years ending ending December 31.



Account Description                                     Current        Prior


        Income
447       Sales                                         2,067,560            0
457       Services rendered to associate companies              0            0
458       Services rendered to nonassociate                     0            0
            companies                                     237,619       25,006
417-421   Miscellaneous income or loss                    (10,367)     (10,235)
          Total Income                                  2,294,812       14,771


        Expense
          Power Costs:
501         Fuel                                          727,499            0
555         Purchased Power                             1,334,584            0
500-514     Other                                       1,126,610            0
556-598   Transmission & Distribution                     258,320            0
903       Cashiering                                          682            0
912       Selling Activities Expense                      118,039            0
920       Salaries and wages                                    0            0
921       Office supplies and expenses                     97,854            0
922       Administrative expense transferred - credit           0            0
923       Outside services employed                     1,264,230      561,903
924       Property insurance                               17,793            0
925       Injuries and damages                             27,848        4,675
926       Employee pensions and benefits                  183,515            0
928       Regulatory commission expense                         0            0
930 .1    General advertising expense                           0            0
930 .2    Miscellaneous general expenses                   15,745       18,133
931       Rents                                                12           22
935       Maintenance of structures and equipment               0            0
403 - 404 Depreciation and amortization expense            13,857        1,436
408       Taxes other than income taxes                   767,624          554
409       Income taxes                                 (3,128,285)           0
410       Provision for deferred income taxes             939,124            0
411       Provision for deferred income taxes - credit          0            0
411 .5    Investment tax credit                                 0            0
426 .1    Donations                                             0            0
426       Other deductions                                    177           82
427       Interest on long-term debt                    1,838,133            0
430       Interest on debt to associate companies               0            0
431       Other interest expense                               41            3
          Total Expense                                 5,603,401      586,808


        Net Income or (Loss)                           (3,308,589)    (572,037)


                                                                          21
                       Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                             ANALYSIS  OF  BILLING
                     ASSOCIATE  COMPANIES  -  ACCOUNT  457



                            Direct    Indirect   Comp.      Total
                             Costs     Costs    for Use    Amount
Name of Associate Company   Charged   Charged   of Capital Billed



   Not applicable.




   Total                         0         0         0          0


                                                                         22
                      Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                ANALYSIS  OF  BILLING  NONASSOCIATE  COMPANIES
                                  ACCOUNT  458


                            Direct   Indirect   Comp.             Excess      Total
                             Cost     Cost     for Use   Total      or        Amount
Name of Nonassociate CompanyCharged  Charged  of Capital  Cost   Deficiency   Billed
                            (458.1)  (458.2)   (458.3)            (458.4)

Alcan Rolled Products                                                          6,000
Alliant Tech                                                                  18,813
Broughton Foods, Inc.                                                         17,000
Cabot Corp.                                                                    4,000
Carbide Graphite                                                              84,500
Cerro Metal                                                                    7,580
Cytec Industries                                                               5,000
Front Royal                                                                       77
GE Plastics                                                                    9,000
Green Bay Packing                                                              2,400
Greer Industries                                                               5,000
Mack Trucks                                                                   17,706
Penn State                                                                       500
Rex-Hide Industries                                                              750
Samuel Moore Assoc.                                                            4,000
Schott Scientific Glass                                                        1,500
Sonoco Products                                                               43,240
St. Mary's Carbon Co.                                                            800
St. Vincent College                                                              741
Tom Stapleton                                                                  6,512
Windfall Products                                                              2,500

     Total                      0         0          0       0          0    237,619



Instructions:    Provide a brief description of the services rendered to each nonassociate company.

     All listed companies are customers of AYP Capital's Transmission & Distribution Services business line.

                                                                          23
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


          SCHEDULE  XVI  -  ANALYSIS  OF  CHARGES  FOR  SERVICE
                ASSOCIATE  AND  NONASSOCIATE  COMPANIES


                              Associate Co. Charges  Nonassociate Co. ChargesTotal Charges for Service
                              Direct Indirect        Direct  Indirect        Direct  Indirect
Description of Items          Cost   Cost    Total   Cost    Cost    Total   Cost    Cost    Total

920   Salaries and wages
921   Office supplies and expense
922   Admin expense transferred - cr
923   Outside services employed                      This type of breakdown is
924   Property insurance                             not available for
925   Injuries and damages                           competitive job billings.
926   Employee pensions and benefits
928   Regulatory commission expense
930 .1General advertising expenses
930 .2Miscellaneous general expenses
931   Rents
935   Maint of structures and equip
403   Depreciation and amortiz exp
408   Taxes other than income taxes
409   Income taxes
410   Prov for def income taxes
411   Prov for def income taxes - cr
411 .5Investment tax credit
426 .1Donations
426   Other deductions
427   Interest on long-term debt
431   Other interest expense
      Total expenses             0      0       0       0       0       0       0       0       0
      Comp for use of equity capital
430   Int on debt to assoc companies
      Total cost of service      0      0       0       0       0       0       0       0       0


      Instructions:    Total cost of service will equal for assocate and
      nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                                          24
                      Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


              SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
                   DEPARTMENT  OR  SERVICE  FUNCTION



                                                Department or Service Function
                                Total   Over-
Description of Items            Amnt    head

920   Salaries and wages
921   Office supplies and expense
922   Admin expense transferred - credit
923   Outside services employed                 This type of breakdown is
924   Property insurance                        not applicable.
925   Injuries and damages
926   Employee pensions and benefits
928   Regulatory commission expense
930 .1General advertising expenses
930 .2Miscellaneous general expenses
931   Rents
935   Maint of structures and equipment
403   Depreciation and amortization expense
408   Taxes other than income taxes
409   Income taxes
410   Prov for def income taxes
411   Prov for def income taxes - credit
411 .5Investment tax credit
426 .1Donations
426   Other deductions
427   Interest on long-term debt
430   Interest on debt to associate companies
431   Other interest expense

      Total expenses               0       0     0    0    0    0    0    0    0



      Instructions:    Indicate each department or service function.   (See
                       Instruction 01-3, General Structure of Accounting
                       System:    Uniform System of Accounts.)

                                                                          25
                     Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


               SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
               DEPARTMENT  OR  SERVICE  FUNCTION,  CONTINUED



                                                Department or Service Function
Account
Number

920
921
922
923                 This type of breakdown is
924                 not applicable.
925
926
928
930 .1
930 .2
931
932
403
408
409
410
411
411 .5
426 .1
426 .5
427
430
431

           0     0     0     0     0     0     0     0     0     0     0     0


                                                                          26
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996

                   DEPARTMENTAL  ANALYSIS  OF  SALARIES
                               ACCOUNT  920


                         Departmental Salary Expense
Name of Department                Included in Amounts Billed to  Personnel
Indicate each department Total    Parent   Other       Non-      at Close
service function.        Amount   Company  Associates Associates of Year


  Not applicable.




  Total                      0        0        0          0          0


                                                                         27
                        Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                          OUTSIDE  SERVICES  EMPLOYED
                                 ACCOUNT  923


Instructions:    Provide a breakdown by subaccount of outside services
employed.    If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


From Whom Purchased                Address      Relationship*   Amount


Administrative and Engineering:
   Allegheny Power Service Corp. Greensburg, PA    A            1,195,888

Transmission & Distribution Services:
   ABB Power T & D Inc.          Pittsburgh, PA    NA              38,000
   Sargent Electric Co.          Pittsburgh, PA    NA              12,980
   Rumsey Electric Co.           Latrobe, PA       NA               6,203
   S&C Electric Company          Centralia, MO     NA               5,374

Other
   Various (9 payees)                              NA               5,785




*  "A"  -  Associate
   "NA"  -  Nonassociate




   Total                                                        1,264,230

                                                                          28
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                      EMPLOYEE  PENSIONS  AND  BENEFITS
                                ACCOUNT  926

Instructions:  Provide a listing of each pension plan and benefit program
provided by the company.   Such listing should be limited to $25,000.


 Description                                                   Amount


   Restructuring Charges (Benefit plans curtailment
     liabilities and special termination benefits)                129,000
   Medical Insurance & Fees                                        26,464
   Postretirement benefits other than pensions                     13,625
   Corporate Pension Plan                                           6,908
   Savings Plan Expense                                             3,125
   Miscellaneous (5)                                                4,393




   Total                                                          183,515

                                                                          29
                       Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                        GENERAL  ADVERTISING  EXPENSES
                               ACCOUNT  930.1

Instructions:    Provide a listing of the amount included in
Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


 Description                 Name of Payee                 Amount


   Not applicable.






   Total                                                        0


                                                                         30
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                        MISCELLANEOUS  GENERAL  EXPENSE
                                ACCOUNT  930.2

Instructions:    Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. Section 441(b)(2))  shall be separately classified.



 Description                                                         Amount


Outside directors' fees and expenses                                    901

SEC Filing Fees                                                       2,000

Legal Services concerning Form U1                                     4,288

Financial Expenses                                                    7,998

Miscellaneous                                                           558



   Total                                                             15,745


                                                                          31
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                                    RENTS
                                 ACCOUNT  931

Instructions:    Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


Type of Property                                                        Amount


Miscellaneous                                                               12


   Total                                                                    12


                                                                          32
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                     TAXES  OTHER  THAN  INCOME  TAXES
                               ACCOUNT  408

Instructions:    Provide an analysis of Account 408,  "Taxes Other Than Income
Taxes".   Separate the analysis into two groups:   (1) other than U.S.
Government taxes, and  (2) U.S. Government taxes.   Specify each of the
various kinds of taxes and show the amounts thereof.   Provide a subtotal for
each class of tax.



Kind of Tax                                                             Amount


Other than U.S. Government taxes:

   Business & Occupation Tax                                            652,710
   Property Tax                                                          82,402
   Capital Stock / Franchise Tax                                          1,657
   State License Tax                                                        270
   Personal Property Tax                                                    100
   State Gross Premium Tax                                                   26
   State Sales Tax                                                           20
   Other State Tax                                                           15
   State Unemployment                                                       (41)



   Subtotal                                                             737,159



U.S. Government taxes:

   FICA                                                                  30,481
   Federal Unemployment                                                     (16)





   Subtotal                                                              30,465


   Total                                                                767,624


                                                                         33
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                                    DONATIONS
                                 ACCOUNT  426.1

Instructions:    Provide a listing of the amount included in Account 426.1,
"Donations",  classifying such expenses by its purpose.    The aggregate
number and amount of all items of less than $3,000 may be shown in lieu of details.



Name of recipient              Purpose of Donation                   Amount


   Not applicable.




   Total                                                                  0


                                                                          34
                        Annual Report of AYP Capital, Inc.
            AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                                OTHER  DEDUCTIONS
                                 ACCOUNT  426.5

Instructions:    Provide a listing of the amount included in Account 426.5,
"Other Deductions",  classifying such expenses according to their nature.


Description                       Name of Payee                      Amount


Not Applicable


   Total                                                                  0


                                                                          35
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                               SCHEDULE  XVIII
                        NOTES  TO  STATEMENT  OF  INCOME


Instructions:    The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Refer to Schedule XIV on page 19.

                                                                          36
                      Annual Report of AYP Capital, Inc.
           AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996

                            ORGANIZATIONAL  CHART



AYP Capital, Inc. has no employees - Allegheny Power Service
Corporation provides administrative and engineering services.

                                                                          37
                     Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                          METHODS  OF  ALLOCATION


AYP Capital, Inc. expenses are not allocated to associate companies.

                                                                          38
                      Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


     ANNUAL  STATEMENT  OF  COMPENSATION  FOR  USE  OF  CAPITAL  BILLED



AYP Capital, Inc. does not bill associate companies for use of holding company capital.

                                                                          39
                    Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1996


                              SIGNATURE  CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                  AYP Capital, Inc.
                             (Name of Reporting Company)




By:                               /s/ Thomas J. Kloc
                             (Signature of Signing Officer)




                               Thomas J. Kloc, Controller
                      (Printed Name and Title of Signing Officer)




                                      April 30, 1997
                                          (Date)